EXHIBIT 10.1

BRADY CORPORATION
6555 West Good Hope Road
Milwaukee, WI 53223

June 2, 2015

Russell Shaller
Via Email

Dear Russell:

Brady Corporation ('Brady') is a dynamic, performance-driven organization that strives to be a leader in our peer group. This is an aggressive goal and can only be attained by recruiting and developing a talented workforce. We want our employees to bring a diverse perspective to solving our business challenges and share our common values. We believe you possess the ability to enhance the quality of our team.

I am pleased to offer you the position as President, Identification Solutions based in our Milwaukee, WI location. In this role, you will be reporting to me. Outlined below are the revised terms and conditions of your employment with Brady. In developing this offer, our goal has been to provide you with an attractive and competitive compensation package as you undertake your new position with Brady.

Base Salary. In your new position as President, Identification Solutions, your base salary will be $340,000 per year, or $13,077 per bi-weekly pay period.

Annual Incentive Plan. As President, Identification Solutions, you are eligible to participate in Brady's annual incentive program. Bonus awards are based on attainment of specified Company operating and financial goals as well as achievement of defined Company and individual objectives. Your targeted annual incentive opportunity is 55% of base annual salary with upside potential to 200% of this target depending on individual performance and corporate results (110% of salary). The first such payment for which you are eligible will be in September 2016 based upon results and performance in fiscal year 2016 (which begins on August 1, 2015).

Sign-On Bonus.   You will be paid a sign-on bonus in the gross amount of $115,000. This bonus will be paid to you within 30 days of your start date. This payment is intended to compensate you for the forfeiture of the current incentive opportunity you have with your current employer, including your annual bonus, from January 1, 2015 through July 31, 2015. Should you voluntarily terminate your employment within a period of one year from your start date, you will be required to pay the amount back in its entirety.

Stock Incentive. As a key executive at Brady, you are eligible to participate in Brady's Long-Term Incentive Program. By accepting this offer, you will receive a sign-on grant of restricted stock units (RSUs) with a value of $525,000 to be granted effective with your date of hire.

RSUs are a grant of units, with each unit, once vested, equal to a share of Brady stock. Restricted stock units are valued using the market price of Brady stock at the time of the grant. You will be taxed on the value of the vesting units using the stock price at vesting and may choose to cover taxes through the sale or forfeiture of units equal to the tax liability.

These RSUs will vest in equal (20%) installments on the first, second, third, fourth and fifth anniversaries of the grant.

In addition and in accordance with the annual planning cycle, a recommendation will be made to the Board of Directors and, if approved, this September you will receive a stock incentive award with a grant date value of $450,000. The grant next year is anticipated to contain a fifty-fifty split of stock options and restricted stock units that vest in equal one-third installments on the first, second and third anniversaries of the grant.

Transportation Allowance. You will receive a transportation allowance equal to $18,000 per year or $691.32 per bi-weekly pay period. This allowance is intended to cover expenses including but not limited to monthly car payments, maintenance, car washes, tires, insurance, etc. The transportation allowance will be taxable income and taxed each pay period. You are responsible for the tax and Brady will not gross up the value to cover taxes.

Relocation. This position shall be held in Milwaukee, Wisconsin and you will be required to relocate within 15 months of your date of hire. You are eligible for the full homeowner’s relocation package as referenced in the attached homeowner’s relocation Policy, except that Brady will provide an additional 30 days temporary housing, for a maximum of 90 days temporary housing.

Benefits. Brady offers an excellent benefits package. Please see the Summary of Executive Benefits for full details.

Vacation and Holidays. You are eligible for 4 weeks of vacation annually. In addition, you will enjoy company paid scheduled holidays (currently 9 days per year) and 3 floating holidays.

Stock Ownership Guidelines. We believe that the interests of shareholders and executives align when executives become shareholders in possession of a meaningful amount of Company stock. Furthermore, we believe stock ownership encourages positive performance behaviors and discourages executives from taking undue risk. In order to encourage our executives and nonemployee directors to acquire and retain ownership of a significant number of shares of the Company’s stock, stock ownership guidelines have been established. In your position as President, Identification Solutions, you will be required to own and hold, directly or indirectly shares equal to three (3) times your base salary within five (5) years of your employment start date. No selling of company stock is allowed (other than as withholding or sale for taxes at your highest state and federal marginal tax rate) until the guideline has been satisfied.

Share ownership as measured against the guidelines will be calculated as of April 30th and reported to the Governance Committee in May of each fiscal year. For purposes of determining whether you meet the ownership level guidelines, the following stock will be included in the ownership calculation:

•	All Brady Corporation (NYSE: BRC) stock owned outright

•	All shares of Brady Corporation stock held in the Executive Deferred Compensation Plan

•	All shares of Brady stock owned in the Brady Matched 401(k) Plan

•	20% of any vested but unexercised stock options that have a strike price that is less than the 30-day average stock price ending April 30th of the year measured (i.e., “in the money” options)

•	All restricted shares subject to time-based vesting restrictions

Change in Control Agreement. You will be provided with a Change In Control Agreement in the form executed by other executive officers that provides for payment of 2x your base salary plus 2x the average bonus payment received in the 3 years immediately prior to the date the change in control occurs. Such payment is not eligible for gross-up for taxes and will be capped if the level of benefit results in excise taxation.

Indemnification and Directors and Officers Liability Insurance. Brady's by-laws provide for indemnification of any person who is made a party in an actual or threatened legal proceeding by reason of the fact that he was an officer, against expenses (including attorneys fee's), judgments fines and amounts paid in settlement, in connection with such proceeding, to the extent permitted by the Wisconsin Business Corporation Law. The Company also maintains directors and officers liability insurance coverage for claims made against officers and directors in connection with such service to the Company.

Employment At-Will. Please understand that this letter does not constitute a contract of employment for any specific period of time, but will create an employment at-will relationship that may be terminated at any time by you or Brady, with or without cause and with or without advance notice. The at-will nature of the employment relationship may not be modified or amended except by written agreement signed by Brady’s Lead Independent Director, Brady’s Chief Executive Officer and you.

Notwithstanding the foregoing, if your employment is terminated by Brady without Cause or you resign for Good Reason, Brady will pay you a severance benefit equal to one times your base salary plus target bonus, payable in monthly installments over a one year period. For this purpose, “Cause” means (i) your willful and continued failure to substantially perform your duties with the Company (other than any such failure resulting from physical or mental incapacity) after written demand for performance is given to you by the Company which specifically identifies the manner in which the Company believes you have not substantially performed and a reasonable time to cure has transpired, (ii) your conviction of or plea of nolo contendere for the commission of a felony, or (iii) your commission of an act of dishonesty or of any willful act of misconduct which results in or could reasonably be expected to result in significant injury (monetarily or otherwise) to the Company, as determined in good faith by the Committee. “Good Reason” shall be deemed to exist only if the Company shall fail to correct within 60 days after receipt of written notice from you specifying in reasonable detail the reasons you believe one of the following events or conditions has occurred (provided such notice is delivered by you no later than 30 days after the initial existence of the occurrence): (1) a material diminution of your then current aggregate base salary and target bonus amount (other than pro rata reductions that also affect substantially all other similarly situated employees) without your prior written agreement; (2) the material diminution of your authority, duties or responsibilities as President, Identification Solutions without your prior written agreement; or (3) the relocation of your position with the Company to a location that is greater than 50 miles from Milwaukee, Wisconsin and that is also further from your principal place of residence, without your prior written agreement, provided that in all events the termination of your service with the Company shall not be treated as a termination for “Good Reason” unless such termination occurs not more than six (6) months following the initial existence of the occurrence of the event or condition claimed to constitute “Good Reason”.

This offer shall remain in effect until Tuesday, June 2. If you choose to accept our offer, please sign and email the document back to me (Michael_Nauman@BradyCorp.com) or Helena (Helena_Nelligan@Bradycorp.com).

Russell, I trust this letter adequately covers the material terms of our offer. More importantly, I hope this letter conveys our sincere interest in having you join Brady Corporation as a President, Identification Solutions. I am confident that you will be challenged by this assignment and offered many opportunities for personal and professional growth. Should you have any questions regarding this offer, please contact me.

Sincerely,

/s/ J. MICHAEL NAUMAN
J. Michael Nauman
President and Chief Executive Officer, Brady Corporation

ACKNOWLEDGEMENT

/s/ RUSSELL SHALLER	June 2, 2015
Russell Shaller	Date

Enclosures
Cc: HR file